EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. The ratios have been calculated based upon earnings from continuing operations before fixed charges and taxes on income. Fixed charges include interest and an estimate of the portion of minimum rentals that represents interest.

	Six months Ended June 30, 2012	For the Fiscal Years Ended December 31,
		2011	2010	2009	2008	2007
	(in thousands, except for ratios)
Earnings:
Income from continuing operations before income taxes	$244,162	$460,421	$406,650	$264,605	$278,899	$258,147
Fixed charges	44,470	73,879	51,437	51,243	46,130	36,747

Total earnings available for fixed charges	$288,632	$534,300	$458,087	$315,848	$325,029	$294,894

Fixed Charges:
Interest expense	$33,762	$53,847	$34,664	$35,265	$31,316	$22,928
Interest factor in rental expense (1)	10,708	20,032	16,773	15,978	14,814	13,819

Total fixed charges	$44,470	$73,879	$51,437	$51,243	$46,130	$36,747
Ratio of Earnings to Fixed Charges	6.5x	7.2x	8.9x	6.2x	7.0x	8.0x

(1)	The estimate of interest within rental expense is estimated to be one-third of rental expense.